SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                         --------------------------
                               FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                       CT COMMUNICATIONS, INC.
           (Exact name of registrant as specified in its charter)

              North Carolina                    56-1837282
        (State of incorporation                (IRS Employer
           or organization)                  Identification No.)

        68 Cabarrus Avenue, East
         Concord, North Carolina                   28025
  (Address of principal executive offices)      (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of
       securities pursuant to Section 12(g) of the Exchange Act
       and is effective pursuant to General Instruction A.(d),
       check the following box.   [x]

     Securities Act registration statement file number to which this form relates: _____________ (if applicable).

  Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class      Name of each exchange on which
       to be so registered:     each class is to be registered:

               None

  Securities to be registered pursuant to Section 12 (g) of the Act:

                          Common Stock
                        (Title of Class)

                Rights to Purchase Common Stock
                        (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

     This Registration Statement relates to the Common Stock of CT Communications, Inc. (the "Company"). The Company is authorized to issue 100,000,000 shares of Common Stock, of which 9,365,337 shares are issued and outstanding. Each share of Common Stock currently outstanding or subsequently issued entitles the holder thereof, under certain circumstances, to purchase one share of Common Stock at a purchase price of $123 per share (a "Right"). In addition, approximately 9,914,533 shares of Common Stock are reserved for issuance in connection with the exercise of any Rights and under the Company's various stock benefit plans. The Common Stock has been approved by the National Association of Securities Dealers, Inc. for designation on the Nasdaq National Market. The Common Stock trades under the symbol "CTCI."

     The Company is also authorized to issue up to (i) 2,000 shares of 4-1/2 Preferred Stock, par value $100 per share (the "4-1/2% Preferred Stock"), of which 623 shares are currently outstanding, and (ii) 17,000 shares of 5%
  Preferred Stock, par value $100 per share (the "5% Preferred Stock"), of which 3,428 shares currently are outstanding. In addition, The Concord Telephone Company, a wholly owned subsidiary of the Company ("Concord Telephone"), is authorized to issue up to 5,000 shares of Cumulative Preferred Stock, 4.80% Series, par value $100 per share (the "4.80% Preferred Stock"), of which 1,375 shares are currently outstanding. The rights of the holders of the Common Stock are subject to the rights and preferences of the 4-1/2% Preferred Stock, the 5% Preferred Stock and the 4.80% Preferred Stock (referred to hereinafter collectively as the "Preferred Stock"). There is no established trading market for the Preferred Stock.

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended, and Bylaws, each of which are incorporated by reference herein. This description may be updated by reports subsequently filed by the Company with the Securities and Exchange Commission for such purpose.

  HISTORY

     At the Annual Meeting of Shareholders held on January 28, 1999, the shareholders of the Company approved a proposal to adopt a plan of recapitalization (the "Plan of Recapitalization") which (i) provides for one class of Common Stock, consisting of 100,000,000 authorized shares and (ii) reclassifies, changes and converts each issued share of Voting Common Stock of the Company (the "Voting Common Stock") into 4.4 shares of Common Stock and each issued share of Class B Nonvoting Common Stock of the Company (the "Class B Nonvoting Common Stock") into 4.0 shares of Common Stock. On January 28, 1999, the Company filed an amendment to its Articles of Incorporation with the North Carolina Secretary of State to effectuate the Plan of Recapitalization.

  COMMON STOCK

     Voting and Other Rights. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders and are not entitled to cumulative voting. Except as otherwise required by law, the holders of the Preferred Stock are not entitled to vote. The North Carolina Business Corporation Act (the "NCBCA"), however, provides that holders of otherwise nonvoting stock may vote as a separate voting group on any amendment to the Company's Articles of Incorporation that would

     (1) change the aggregate number of authorized shares of that class of stock;

     (2) effect an exchange or reclassification of any shares of that class of stock into shares of another class;

     (3) effect an exchange (or create a right of exchange) or reclassification of any shares of another class into shares of that class of stock;

     (4) change the designation, rights, preferences or limitations of any shares of that class;

     (5) change any shares of that class of stock into a different number of shares of the same class;

     (6) create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of that class of stock;

     (7) increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, would have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of that class of stock;

     (8) limit or deny an existing preemptive right of any shares of that class of stock;

     (9) cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on any shares of that class of stock; or

     (10) change the Company into a nonprofit corporation or a cooperative organization.

  Except as provided above, the Common Stock is the only class of securities of the Company entitled to vote.

     All shareholders of the Company, including the holders of the Common Stock, have dissenters' rights to appraisal with respect to their shares as provided by statute in connection with certain types of merger or share exchange transactions. Dissenters' rights are also available with respect to certain sales of all or substantially all of the property of the


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

  Company and certain amendments to the Company's Articles of Incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

     In the event of liquidation, the holders of Common Stock would be entitled to receive any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of any Preferred Stock then outstanding.

     The Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable. First Union
  National Bank, Charlotte, North Carolina acts as transfer agent and registrar for the Common Stock. There are currently approximately 1,550 holders of record of Common Stock.

     Distributions. The Company may issue share dividends in Common Stock to the holders of shares of Common Stock. In addition, if certain requirements are met, share dividends in shares of another class or series may be issued to holders of Common Stock. The holders of shares of Common Stock will be entitled to receive such other distributions as the Board of Directors of the Company may declare, subject to any restrictions contained in the Company's Articles of Incorporation (of which there currently are none other than those related to the Preferred Stock), unless after giving effect to such distribution, (i) the Company would not be able to pay its debts as they become due in the ordinary course of business or (ii) the Company's total assets would be less than the sum of the Company's total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy claims of shareholders which have preferential rights superior to the rights of holders of Common Stock.

     Indemnification of Officers and Directors. The Company has adopted a bylaw, as permitted by the NCBCA, which provides that, in addition to the indemnification of directors and officers otherwise provided by the NCBCA, the Company must, under certain circumstances, indemnify current or former directors or officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status or activities as directors or officers, except for liability or litigation expense incurred on account of activities that were at the time known or believed by such director or officer to be clearly in conflict with the best interests of the corporation. Pursuant to such bylaw, the Company may also maintain insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaw or otherwise.

     In addition to the above-described indemnification provisions, Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a present or former director against liability if
  (i) he conducted himself in good faith, (ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interests and (y) in all other cases his conduct was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify him in connection with a proceeding by or in the


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

  right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors, or a committee or special legal counsel or the shareholders as prescribed in Section 55-8-55.

     Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party against reasonable expenses when he is wholly successful in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if he is adjudged fairly and reasonably so entitled under Section 55-8-54.

     Limitation of Director Liability. The Articles of Incorporation of the Company provide that, to the fullest extent permitted by the NCBCA, a director of the Company shall not be personally liable to the Company, its shareholders or otherwise for monetary damages for breach of his duty as a director. This provision precludes any claim by the shareholders of the Company for monetary damages based on a breach of duty of directors, with the following exceptions under the NCBCA: (i) acts or omissions that such director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) certain unlawful distributions, including unlawful redemptions of shares, (iii) any transaction from which such director derived an improper personal benefit or
  (iv) acts or omissions occurring prior to the effectiveness of the provision on April 27, 1988.

  4-1/2% PREFERRED STOCK

     The 4-1/2% Preferred Stock shall be entitled to receive, when and as declared from the surplus or net profits arising from the business of the Company, cumulative dividends at the rate of 4-1/2% per annum before any dividends shall be paid to the holders of Common Stock.

     Upon any distribution of capital assets, the 4-1/2% Preferred Stock shall be entitled to receive the sum of $100 a share, together with a sum equivalent to all unpaid dividends (if any) accumulated thereon, before any distribution shall be made to the holders of Common Stock.

     The 4-1/2% Preferred Stock shall be subject to redemption, either in whole or in part, at the option of the Company upon any dividend payment date at $100 per share, plus any unpaid accumulated dividends to the date of redemption, upon the vote of not less than a majority in interest of the outstanding shares of Common Stock.

     The 4-1/2% Preferred Stock has no voting rights except as provided by the NCBCA.

  5% PREFERRED STOCK

     The holders of the 5% Preferred Stock shall be entitled to receive thereon from the surplus or net profits arising from the business of the Company a fixed cumulative dividend of 5% per annum when and as declared by the Board of Directors. Should the surplus or net profits arising from the business of the Company prior to any dividend payment date be


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

  insufficient to pay the dividend on the 5% Preferred Stock, such dividend shall be payable from future profits, and no dividend shall at any time be paid on the Common Stock until the full amount of 5% per annum up to such time shall have been paid or set apart.

     In the event of dissolution or liquidation of the Company, the holders of the 5% Preferred Stock shall be entitled to receive the par value of their stock, together with dividends accumulated thereon to the date of payment, before holders of the Common Stock shall be entitled to receive anything thereon. Thereafter, the 5% Preferred Stock shall not be entitled to share in the assets of the Company.

     The 5% Preferred Stock may be called or redeemed in whole or in part on any semiannual dividend payment date, at the option of the Board of Directors, at the price of $100 per share plus all unpaid dividends accrued on such share.

     The 5% Preferred Stock has no voting rights except as provided by the NCBCA.

  4.80% PREFERRED STOCK

     The holders of the 4.80% Preferred Stock shall be entitled to receive cumulative dividends at the rate of $4.80 per share per annum, but only when, as and if declared by the Board of Directors of Concord Telephone. All dividends accrued on the 4.80% Preferred Stock shall be fully paid before any dividends on the Common Stock shall be paid.

     Upon the dissolution, liquidation or winding up of Concord Telephone, the holders of the 4.80% Preferred Stock then outstanding shall be entitled to receive out of the net assets of Concord Telephone an amount equal to the redemption price per share applicable on the date of a voluntary dissolution, liquidation or winding up of Concord Telephone and, in the case of an involuntary dissolution, liquidation or winding up of Concord Telephone, the sum of $100 per share, plus, in either case, an amount equal to the dividends accrued and unpaid on each share before any distribution of the assets of Concord Telephone shall be made to the holders of the common stock of Concord Telephone.

     The 4.80% Preferred Stock shall be redeemable at the option of the Board of Directors of Concord Telephone, either as a whole or in part, for (i) $100 per share, if redeemed thereafter; plus (ii) an amount equal to all dividends accrued and unpaid thereon, whether or not earned or declared, to the date fixed for redemption.

     Concord Telephone shall not pay any dividends on, or make any other distribution with respect to, any shares of its Common Stock or other stock ranking junior (in priority as to dividends or on dissolution) to the 4.80% Preferred Stock (such common stock and other such stock being herein called "junior stock"), other than in shares of junior stock, or set apart or pay any of its property or assets to the purchase, redemption or other retirement of any shares of junior stock of Concord Telephone, or make any other disposition of property or assets through the reduction capital or otherwise in respect of, or permit any subsidiary to purchase, any shares of junior stock of Concord Telephone unless, after giving effect to such action, the conditions set forth in the following paragraphs (i), (ii) and (iii) shall be fulfilled:



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


   (i)  The sum of

          (A) the amount of cash and property (at book or market value, whichever is greater) paid or then payable as dividends (other than paid or payable in junior stock of Concord Telephone) with respect to junior stock of Concord Telephone or distributed in respect of such shares of junior stock subsequent to December 31, 1964, and

          (B) the excess of (x) the amount of cash and property (at book or market value, whichever is greater, and without attributing any value to any junior stock of Concord Telephone issued solely in exchange for junior stock of Concord Telephone) applied to or set apart for the purchase (including purchases by subsidiaries) or retirement of shares of junior stock of Concord Telephone subsequent to December 31, 1961, over (y) the net proceeds in cash or property of sales of shares of Concord Telephone subsequent to December 31, 1961 shall not exceed $130,000 plus (or minus if a deficit) the consolidated net income of Concord Telephone and its subsidiaries accrued subsequent to December 31, 1961, after deducting from said consolidated net income of Concord Telephone and its subsidiaries full cumulative dividends accrued during such period on the 4.80% Preferred Stock or any stock other than junior stock;

     (ii) All dividends upon all outstanding shares of 4.80%
  Preferred Stock for all past dividend periods and for the then current dividend period shall have been paid or declared and set apart for payment; and

     (iii)     Concord Telephone shall have met all
  obligations accrued to the time of such action in respect of sinking funds for all 4.80% Preferred Stock.

     The 4.80% Preferred Stock has no voting rights except
  (i) in connection with certain matters directly affecting the rights of the holders thereof and (ii) the right to elect two directors of Concord Telephone in the event of a default in the payment of dividends by Concord Telephone in the aggregate amount equal to three semi-annual dividends on all shares of 4.80% Preferred Stock, subject to certain conditions.

     As a sinking fund for the benefit of the 4.80%
  Preferred Stock, Concord Telephone will call for redemption, and redeem at a redemption price of $100 per share plus accrued and unpaid dividends thereon to the date fixed for redemption, whether or not earned or declared, on December 15th in each year so long as any shares of 4.80% Preferred Stock are outstanding, 125 shares of 4.80% Preferred Stock. Concord Telephone shall, subject to certain exceptions, have the right at its option to satisfy any obligation in respect of redemption of 4.80% Preferred Stock on any such December 15th by retiring, not earlier than June 15th in such year, and not later than November 15 in such years, shares of 4.80% Preferred Stock theretofore issued and outstanding and repurchased by Concord Telephone.

  RIGHTS TO PURCHASE COMMON STOCK

     On August 27, 1998, the Board of Directors of the
  Company adopted a Rights Agreement (the "Rights Agreement") and authorized and declared a dividend of one common share purchase right (a "Right") for each outstanding share of (i) Voting Common Stock and (ii) Class B Nonvoting Common Stock. The dividend was paid on August 28, 1998 to the shareholders of record on that date (the "Record Date") and is payable with respect to shares issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights. As described above, effective January 28, 1999, the issued and outstanding shares of Voting Common Stock and Class B Nonvoting Common Stock were converted into shares of Common Stock pursuant to the Plan of Recapitalization. Pursuant to Sections 11 and 27 of the Rights Agreement, the Rights to purchase shares of Voting Common Stock and Class B Nonvoting Common Stock were automatically converted into Rights to purchase Common Stock.

     Except as set forth below, each Right entitles the registered holder to purchase from the Company, at any time after the Distribution Date, one share of Common Stock at a price per share of $123, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are as set forth in the Rights Agreement, as amended and restated as of January 28, 1999.

      Initially, the Rights will be attached to all certificates representing Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier to occur of (i) 10 days after the public announcement of a person's or group of affiliated or associated persons' (other than L.D. Coltrane III, Chairman of the Board of the Company, or Michael R. Coltrane, President and Chief Executive Officer of the Company) having acquired beneficial ownership of 15% or more of the outstanding Common Stock (such person or group being hereinafter referred to as an "Acquiring Person"), or (ii) 10 days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group's becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

     Until the Distribution Date, the Rights will be transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.



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


      The Rights will expire on August 27, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Rights initially are not exercisable. In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer that is for all outstanding Common Stock at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Company, its shareholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise and payment of the applicable Purchase Price, Common Stock of the applicable class having a value equal to two times the applicable Purchase Price. Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

      In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise and payment of the applicable Purchase Price, common stock of the acquiring company having a value equal to two times the applicable Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holder's having a Flip-Over Right subsequent to a transaction resulting in a holder's having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder's Flip-In Rights have not been exercised.

      The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of Common Stock, or (iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of Common Stock on the last trading day prior to the date of exercise.

      At any time prior to the earlier to occur of (i) the Distribution Date or (ii) the Final Expiration Date, the
  Board of Directors of the Company may redeem the Rights in whole,

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


  but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price in cash.

     At any time after any person becomes an Acquiring
  Person and prior to the acquisition by such person or group of Common Stock representing 50% or more of the then outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     All of the provisions of the Rights Agreement may be amended prior to the Distribution Date by the Board of Directors of the Company, without the consent of the holders of the Rights, for any reason it deems appropriate. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement. Without limiting the foregoing, prior to the time any person becomes an Acquiring Person, the Board of Directors is also authorized, as it deems appropriate, to lower the thresholds required to become an Acquiring Person to not less than the greater of
  (i) any percentage greater than the largest percentage then held by any shareholder other than L.D. Coltrane III or Michael R. Coltrane, or (ii) 10%.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Although the distribution of the Rights will not be taxable to shareholders of the Company, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the date that is 10 days after the public announcement that a person or group has become the beneficial owner of 15% or more of the Common Stock.

     The Rights Agreement, dated as of August 27, 1998, as amended and restated as of January 28, 1999, between the Company and First Union National Bank, N.A. as Rights Agent, specifying the terms of the rights, which includes as Exhibit A the form of Right Certificate, is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

  EFFECTIVE LAW

     The rights of the holders of Common Stock are dependent, directly or indirectly, on applicable state and federal statutes and regulations which are subject to change from time to time. The Company has not undertaken to update the foregoing description in each case where such a change may affect the rights of shareholders.

  Item 2.  Exhibits.

     3.1  Articles of Incorporation, as amended

     3.2  Bylaws, as amended

     4.1  Specimen of Common Stock Certificate

     4.2  Amended and Restated Rights Agreement, dated as of
            January 28, 1999 and effective as of August 27,
            1998, between the Company and First Union National
            Bank

                          SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf of the undersigned, thereto duly authorized.


                              CT COMMUNICATIONS, INC.


  Date: January 28, 1999      By: /s/ BARRY R. RUBENS
                                      Barry R. Rubens
                                      Executive Vice President

                        Exhibit Index


  3.1     Articles of Incorporation, as amended

  3.2     Bylaws, as amended

  4.1     Specimen of Common Stock Certificate

  4.2     Amended and Restated Rights Agreement, dated as of
            January 28, 1999 and effective as of August 27, 1998, between the Company and First Union National Bank